Exhibit 2.1

AMENDMENT NO. 3

TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 3 TO MERGER AGREEMENT (this “Amendment”) is entered into as of November 30, 2021, by and among Better HoldCo, Inc., a Delaware corporation (the “Company”), Aurora Acquisition Corp., a Cayman Islands exempted company limited by shares (“Acquiror”), and Aurora Merger Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of Acquiror (“Merger Sub”, and together with the Company and Acquiror, the “Parties”), amends that certain Agreement and Plan of Merger, dated as of May 10, 2021 (as amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among the Parties. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Merger Agreement.

WHEREAS, on October 27, 2021 and November 9, 2021, the Parties entered into Amendments No. 1 and No. 2, respectively, to the Merger Agreement, pursuant to which the Parties amended the Merger Agreement in accordance with Section 11.11 of the Merger Agreement;

WHEREAS, the Parties wish to further amend the Merger Agreement to, among other things, (i) adjust the mix of consideration to be received by stockholders of the Company, such that 100% of such consideration will be shares of capital stock of the Acquiror and to remove any cash consideration otherwise payable to such holders other than cash in lieu of fractional shares, (ii) extend the outside date pursuant to which the Parties may otherwise elect to terminate the Merger Agreement in accordance with its terms, and (iii) provide for certain additional amendments consistent with the foregoing changes and changes contemplated by the other Amendment Documents (as defined below);

WHEREAS, simultaneously with the execution of this Amendment, the Company, SoftBank and Sponsor are entering that certain Bridge Note Purchase Agreement, dated as of the date hereof (the “Bridge Financing Agreement”), providing for the issuance of up to $750,000,000 aggregate principal amount of bridge notes that are otherwise expected to convert into Shares in connection with the consummation of the Transactions;

WHEREAS, Acquiror and SoftBank are also entering into an amendment to the PIPE Subscription Agreement (i) to amend the Total Subscription Commitment (as defined in the PIPE Subscription Agreement) to be $750,000,000, which amount will be further reduced by, among other things, any funding under the Bridge Financing Agreement, (ii) to provide for a new Total Note Commitment (as defined in the PIPE Subscription Agreement) of $750,000,000, which amount will, at the Company’s option, be funded to acquire certain convertible notes (the “Convertible Notes”) that will have terms and be subject to conditions described in such agreement and otherwise in accordance with definitive documentation to be entered into by such parties, including the Company and (iii) to provide for a new covenant obligating the Acquiror and SoftBank, in the event that any state regulatory authority or government-sponsored enterprise that is otherwise required to approve the Transactions (as defined in the PIPE Subscription Agreement) rejects approval of the Transactions (as defined in the PIPE Subscription Agreement) directly as a result of the Convertible Notes being included as a part thereof, or if any such state regulatory authority or government-sponsored enterprise is required to, but does not approve the incurrence of debt represented by the Convertible Notes, to amend the Total Subscription Commitment (as defined in the PIPE Subscription Agreement) to be $1,250,000,000, which amount will be further reduced by, among other things, any funding under the Bridge Financing Agreement;

WHERAS, Acquiror and Sponsor (i) are also entering into an amendment to that Sponsor Subscription Agreement to, among other things, amend the Sponsor’s Purchase Amount (as defined in the Sponsor Subscription Agreement) to be $100,000,000, and otherwise provide for a $100,000,000 commitment to acquire certain Convertible Notes with the same terms and conditions as the Convertible Notes contemplated by the PIPE Subscription Agreement, and (ii) have agreed to terminate that certain Redemption Subscription Agreement, dated as of May 10, 2021, by and among the Acquiror and Sponsor such that the Backstop Purchase (as defined therein) is eliminated (such termination agreement, together with this Amendment, the Bridge Financing Agreement, the foregoing amendment to the PIPE Subscription Agreement, and the foregoing amendment to the Sponsor Subscription Agreement, being collectively the “Amendment Documents”);

WHEREAS the Company acknowledges that upon the (i) funding under the Bridge Financing Agreement and (ii) entry into the definitive documents for the Convertible Notes, the Minimum Available Cash Condition set forth in Section 9.3(c) of the Merger Agreement shall be deemed satisfied; and

WHEREAS, in accordance with Section 11.11 of the Merger Agreement, the Parties may amend the Merger Agreement by written agreement in the form of this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

1. Defined Terms. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

2. Amendments. The Parties acknowledge and agree that:

(i) The following defined terms and their definitions are hereby removed from the Merger Agreement:

(a) “Available Cash Consideration Amount”;

(b) “Cash Consideration”;

(c) “Cash Electing Share”;

(d) “Cash Election”;

(e) “Cash Election Amount”;

(f) “Cash Election Consideration”;

(g) “Cash Election Cutback Amount”;

(h) “Redemption Subscription Agreement”;

(i) “Stock Election Cutback Amount”; and

(j) “Supplemental Stock Amount”.

(ii) The following definition is added to Section 1.1 (Definitions) of the Merger Agreement:

“Alternative Financing Arrangement” has the meaning set forth in Section 7.12.

(iii) The definition of “Aggregate Fully Diluted Company Common Shares” in Section 1.1 (Definitions) of the Merger Agreement is hereby amended and restated as follows:

“Aggregate Fully Diluted Company Common Shares” means, without duplication, (a) the aggregate number of shares of Company Common Stock that are (i) issued and outstanding immediately prior to the First Effective Time (including any Restricted Stock Awards) or (ii) issuable upon, or subject to, the settlement of Options and Restricted Stock Unit Awards (in each case, whether or not then vested or exercisable) and Company Warrants, in each case, that are issued and outstanding immediately prior to the First Effective Time, or (iii) issued or to issuable in connection with the conversion of Company Preferred Stock pursuant to the Preferred Stock Conversion, minus (b) the Treasury Shares outstanding immediately prior to the First Effective Time, minus (c) a number of shares equal to the Aggregate Exercise Price divided by the Per Share Merger Consideration; provided, that any Option or Company Warrant with an exercise price equal to or greater than the Per Share Merger Consideration shall not be counted for purposes of determining the number of Aggregate Fully Diluted Company Common Shares. For the avoidance of doubt, any Shares issued pursuant to the Bridge Financing Agreement shall not be counted for purposes of determining the number of Aggregate Fully Diluted Company Common Shares.

(iv) The definition of “Aggregate Merger Consideration” in Section 1.1 (Definitions) of the Merger Agreement is hereby amended and restated as follows:

“Aggregate Merger Consideration” means the Stock Consideration.

(v) The definition of “Available Stock Consideration Amount” in Section 1.1 (Definitions) of the Merger Agreement is hereby amended and restated as follows:

“Available Stock Consideration Amount” means a number of shares of Acquiror Common Stock equal to (1) the Maximum Implied Stock Consideration, minus (2) the aggregate amount of Acquiror Class B Common Stock that would be issuable upon the net exercise or conversion, as applicable, of all Acquiror Options, Acquiror Common Warrants, Adjusted Restricted Stock Awards and Adjusted

Restricted Stock Unit Awards immediately after the First Effective Time; provided, that any Option or Company Warrant with an exercise price equal to or greater than the Per Share Merger Consideration shall not be counted for purposes of determining the Available Stock Consideration Amount.

(vi) The definition of “Minimum Available Cash Condition” in Section 1.1 (Definitions) of the Merger Agreement is hereby amended and restated as follows:

“Minimum Available Cash Condition” means the occurrence of each of (i) funding of $750,000,000 pursuant to the Bridge Financing Agreement and (ii) the entry into definitive documentation for $750,000,000 of Convertible Notes as provided for in the PIPE Subscription Agreement and the Sponsor Subscription Agreement.

(vii) The definition of “Stock Consideration” in Section 1.1 (Definitions) of the Merger Agreement is hereby amended and restated as follows:

“Stock Consideration” means a number of shares of Acquiror Common Stock equal to the Maximum Implied Stock Consideration.

(viii) The definition of “Subscription Agreements” in Section 1.1 (Definitions) of the Merger Agreement is hereby amended and restated as follows:

“Subscription Agreements” means, collectively, the PIPE Subscription Agreement and the Sponsor Subscription Agreement.

(ix) The definition of “Trust Amount” in Section 1.1 (Definitions) of the Merger Agreement is hereby amended and restated as follows:

“Trust Amount” has the meaning specified in Section 5.8; provided, that under no circumstance shall the Trust Amount be deemed to include any amounts received by Acquiror and funded in the Trust Account pursuant to the Subscription Agreements or the Bridge Financing Agreement.

(x) Section 1.1 of the Merger Agreement (Definitions) is hereby modified and amended by adding the following definitions in appropriate alphabetical order:

“Bridge Financing Agreement” means the Bridge Note Purchase Agreement, dated as of November 30, 2021, by and among the Company, Acquiror, and the other purchasers party thereto.

“Convertible Notes” mean those convertible notes contemplated by the Subscription Agreements.

(xi) Section 3.1(a)(i) (Conversion of Securities—Ordinary Stock Elections) of the Merger Agreement is hereby amended and restated as follows:

(i) in the case of a share of Company Common Stock for which no Election is made pursuant to Section 3.2 (an “Ordinary Stock Election” and, each, an “Ordinary Stock Electing Share”), a number of shares of Acquiror Class B Common Stock equal to the Exchange Ratio (in aggregate with respect to all Ordinary Stock Electing Shares of any Holder, as adjusted pursuant to clause (b), the “Ordinary Stock Election Consideration”);

(xii) Section 3.1(a)(iv) (Conversion of Securities—Cash Elections) of the Merger Agreement is hereby deleted in its entirety.

(xiii) Section 3.1(b) (Conversion of Securities—Adjustments) of the Merger Agreement is hereby deleted in its entirety.

(xiv) Section 3.2(a) (Exchange Procedures—Exchange Agent) of the Merger Agreement is hereby amended and restated as follows:

(xv) Section 3.2 (Exchange Procedures) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(a) Prior to the Closing, Acquiror shall appoint Computershare Inc. or such other exchange agent reasonably acceptable to the Company (the “Exchange Agent”) to act as the agent for the purpose of paying the Aggregate Merger Consideration to the Company’s stockholders. At or before the First Effective Time, Acquiror shall deposit with the Exchange Agent (i) the number of shares of Acquiror Class B Common Stock equal to the Ordinary Stock Election Consideration, (ii) the number of shares of Acquiror Class A Common Stock equal to the BHC Stock Election Consideration and (iii) the number of shares of Domesticated Acquiror Class C Common Stock equal to the Non-Voting Stock Election Consideration.

(b) Each holder of shares of Company Capital Stock and of Company Warrants as of the Company Record Date (as defined below) (each a “Holder”), shall be entitled to receive such portion of the Aggregate Merger Consideration, upon exchange of their shares of Company Capital Stock and of their Company Warrants for shares of Acquiror Capital Stock in accordance with the terms and procedures set forth in the exchange agent agreement executed between the Acquiror and the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.

(c) Each Holder shall automatically be deemed to have made an Ordinary Stock Election by the Exchange Agent and shall not be required to complete a Form of Election (as defined below). Each Holder that is eligible to make a BHC Stock Election or Non-Voting Stock Election shall have the right, subject to the limitations set forth in this Article III, to submit an Election (as defined below) in accordance with this clause (c) on or prior to the Election Deadline. The Company shall not waive the Election Deadline unless such Election Deadline is waived with respect to all Holders, the new election deadline is disclosed by the Company to all Holders on a date agreed to by Acquiror, and Acquiror has otherwise given its prior written consent (not to be unreasonably withheld, conditioned or delayed) to such waiver. “Election Deadline” means 5:00 p.m. (New York time) on the date which the parties shall agree is as near as practicable to three (3) Business Days preceding the Closing Date. The parties shall cooperate to inform each eligible Holder of the selected date of the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Election Deadline.

(d) Each Holder that is eligible to make a BHC Stock Election or Non-Voting Stock Election may specify in a request made in accordance with the provisions of this clause (d)(i) (an “Election”) whether such Holder desires to make a (A) solely in the event that such Holder establishes that it is a Bank Holding Company, a BHC Stock Election, or (B) Non-Voting Stock Election, in each case with respect to some or all of the shares of Company Common Stock held by such Holder (or, as applicable, that will be held by such Holder on an as converted basis). If any such Holder fails to apply an Election to all of such Holder’s shares of Company Common Stock, the portion of such Holder’s shares of Company Common Stock with respect to which such Holder did not attempt to make an Election shall be automatically treated as an Ordinary Stock Election or in the case of SoftBank only, a Non-Voting Stock Election.

(e) Acquiror shall prepare a form of election that is reasonably acceptable to the Company (the “Form of Election”) and if requested by any holder eligible to make a BHC Stock Election or Non-Voting Stock Election, Acquiror shall mail, or shall cause the Exchange Agent to mail and deliver, the Form of Election to any such Holders as of the record date established by the Board of Directors of the Company, in consultation with Acquiror, for purposes of obtaining the Company Stockholder Approval by written consent (the “Company Record Date”) not less than 10 Business Days prior to the anticipated Election Deadline or if later, two (2) Business Days after such request (the period between such mailing and the Election Deadline, the “Election Period”) . Acquiror shall use reasonable best efforts to make available one or more Forms of Election as may reasonably be requested from time to time by all persons who become Holders during the period following the Company Record Date and prior to the Election Deadline that are eligible to make a BHC Stock Election or Non-Voting Stock Election.

(f) Any Election shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, (A) a Form of Election properly completed and signed in accordance with the instructions therein, and (B) the properly completed and executed documents required to be delivered by such Holder pursuant to the other provisions of this Section 3.2. Any Holder who is a holder of record of shares of Company Common Stock (not including the Excluded Shares) that does not make a valid Election by the Election Deadline shall be deemed to have made, as applicable, an Ordinary Stock Election or, in the case of SoftBank only, a Non-Voting Stock Election.

(g) Any Holder may, at any time during the Election Period, revoke his, her or its Election by written notice to the Exchange Agent prior to the Election Deadline, together with a properly completed and signed revised Form of Election. Any subsequent transfer of such Holder’s shares of Company Common Stock or Company Warrants after such Holder has made an Election shall automatically revoke such Election (and such subsequent transferee may make a new Election pursuant to and if permitted by the terms of clause (c)). Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Company or Acquiror that this Agreement has been terminated in accordance with Article X. The Exchange Agent shall have reasonable discretion to determine if any Election is not properly made, changed or revoked with respect to any shares of Company Common Stock or Company Warrants (none of the Company, Acquiror, Merger Sub or the Exchange Agent being under any duty to notify any Holder of any applicable defect). In the event the Exchange Agent makes a reasonable determination that an Election was not properly made (including as a result of the Exchange Agent not receiving an Election by the Election Deadline), such Election shall be deemed to be ineffective, and if the Holder is a holder of record of shares of Company Common Stock (not including the Excluded Shares), then the Holder shall be deemed to have made, an Ordinary Stock Election or, in the case of SoftBank only, a Non-Voting Stock Election, with respect to the shares of Company Common Stock covered by the ineffective Election.

(h) Promptly following the date that is one (1) year after the First Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Aggregate Merger Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a Holder of shares of Company Common Stock as of immediately prior to the First Effective Time that has not exchanged such shares of Company Common Stock for an applicable portion of the Aggregate Merger Consideration in accordance with this Section 3.2 prior to the date that is one (1) year after the First Effective Time, may transfer such shares of Company Common Stock to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Aggregate Merger Consideration without any interest thereupon. None of Acquiror, Merger Sub, the Company, the First-Step Surviving Corporation, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(i) In the event that the Company or Acquiror changes the number of shares of Company Common Stock, Acquiror Common Stock, shares of capital stock of the Company, shares of capital stock of Acquiror or securities convertible or exchangeable into or exercisable for shares of Company Common Stock, Acquiror Common Stock, shares of capital stock of the Company or shares of capital stock of Acquiror, as applicable, issued and outstanding prior to the First Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, subdivision, exchange or readjustment of shares, or other similar transaction (other than the Preferred Stock Conversion, the Domestication, the PIPE Investment and any other transactions contemplated by this Agreement or the Ancillary Agreements), then any number or amount contained herein which is based upon the price of Acquiror Common Stock, or the number of shares of Acquiror Common Stock or Company Common Stock, as the case may be, the Stock Consideration, the Cash Consideration, and any other similarly dependent items shall be equitably adjusted to reflect such change; provided, however, that nothing in this (f) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

(xvi) Section 3.5 (Dissenting Shares) of the Merger Agreement is hereby amended and restated as follows:

Section 3.5 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock issued and outstanding immediately prior to the First Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the Aggregate Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the First Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL such shares of Company Common Stock shall be treated as if they had been converted as of the First Effective Time into the right to receive a portion of the Aggregate Merger Consideration in accordance with Section 3.1 without interest thereon, upon transfer of such shares. The Company shall provide Acquiror prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the First Effective Time that relates to such demand. Except with the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.

(xvii) Section 7.2 (Trust Account Proceeds) of the Merger Agreement is hereby amended and restated in its entirety as follows:

Section 7.2 Trust Account Proceeds. Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (A) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (B) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror Shareholders pursuant to the Acquiror Share Redemptions, (2) pay all Company Transaction Expenses and Acquiror Transaction Expenses, and (3) all remaining amounts then available in the Trust Account to Acquiror for working capital and general corporate purposes, subject to this Agreement and the Trust Agreement and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

(xviii) Section 7.10(b) (Subscription Agreements—Reasonable Best Efforts) of the Merger Agreement is hereby modified and amended by adding the following text as the final sentence thereof:

Notwithstanding the foregoing, the amounts due by SoftBank and Sponsor pursuant to the Subscription Agreements shall be reduced, on a pro rata, dollar-for-dollar basis by (A) such amount of the aggregate principal amount of the bridge notes issued pursuant to the Bridge Financing Agreement, and (B) such amount of cash received by the Acquiror at the Closing from the Trust Account pursuant to Section 7.2 and after the payments set forth in clauses (i)(A) and (i)(B) of such section; provided, that to the extent such cash from the Trust Account is attributable to investors in Sponsor or in funds affiliated with Sponsor, such dollar-for-dollar reductions shall only be with respect to the amounts due by Sponsor pursuant to the Subscription Agreements.

(xix) A new Section 7.12 (Additional Note Commitments) is added to Article VII of the Merger Agreement as follows:

Additional Note Commitments. In accordance with the terms set forth in the Subscription Agreements, Acquiror and the Company shall use reasonable best efforts to prepare, negotiate and execute definitive documentation in respect of the Convertible Notes, provided that such definitive documentation shall include the Company as a party and require the Company’s prior written approval and/or consent with respect to any amendments, modifications or other agreements with respect to any additional terms thereunder, and provided, further, that such definitive documentation shall provide that the Company is permitted to obtain other sources of funding, whether via public market financing or otherwise (the “Additional Financing Arrangement”), and such Additional Financing Arrangement shall not under any circumstance reduce Softbank’s or Sponsor’s total commitment amount for the Convertible Notes, which commitment amount, unless otherwise agreed with the Company, shall remain available for the Company to draw upon throughout the funding term specified in the definitive documentation for the Convertible Notes. In addition, the parties hereto acknowledge and agree that, to the extent any such Additional Financing Arrangement is entered into prior to Closing, Section 6.1(d) of the Merger Agreement shall apply to the Company’s entry into such an alternative arrangement or agreement in accordance with the immediately preceding sentence to the extent consent under Section 6.1(d) of the Merger Agreement would be required if such alternative arrangement or agreement were entered into prior to the date hereof.

(xx) Section 9.3(c) (Conditions to the Obligations of the Company—Minimum Available Cash Condition) of the Merger Agreement is hereby amended and restated as follows:

The Minimum Available Cash Condition shall have been satisfied.

(xxi) Section 10.1(e)(ii) (Termination—Agreement End Date) of the Merger Agreement is hereby modified and amended by deleting the text “February 12, 2022” and replacing it with the text “September 30, 2022”.

3. No Other Amendments to Merger Agreement. The Parties acknowledge and agree that, on and after the date hereof, each reference in the Merger Agreement to “this Agreement”, “herein”, “hereof”, “hereunder” or words of similar import shall mean and be a reference to the Merger Agreement as amended hereby. Except as otherwise expressly provided herein, all of the terms and conditions of the Merger Agreement remain unchanged and continue in full force and effect.

4. Termination of Redemption Subscription Agreement. In accordance with Section 7.10(a) of the Merger Agreement, the Company hereby acknowledges and consents to the termination of that certain Redemption Subscription Agreement, dated as of May 10, 2021, by and among the Acquiror and Sponsor such that the Backstop Purchase (as defined therein) is eliminated.

5. Miscellaneous. The provisions of Sections 11.2 – 11.17 (inclusive) of the Merger Agreement are incorporated into, and shall apply to, this Amendment, mutatis mutandis.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each of the parties hereto as of the date first above written.

BETTER HOLDCO, INC.

By:	/s/ Kevin Ryan
Name: Kevin Ryan
Title: Chief Financial Officer

AURORA ACQUISITION CORP.

By:	/s/ Prabhu Narasimhan
Name: Prabhu Narasimhan
Title: Chief Investment Officer

AURORA MERGER SUB I, INC.

By:	/s/ Caroline Harding
Name: Caroline Harding
Title: Director

[Signature Page to Amendment No. 3 to the Merger Agreement]